WESTERN WIND ENERGY CORP.
632 Foster Avenue
Coquitlam, British Columbia V3J 2L7

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT SEPTEMBER 26, 2007 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 25, 2007 (THE “MEETING”).

This Information Circular is furnished in connection with the solicitation of proxies by management of Western Wind Energy Corp. (“Western Wind”) for use at the Meeting (or any adjournment thereof), at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally or by telephone by directors, officers or arms-length third parties appointed by Western Wind. Management is unable at this time to accurately estimate what the cost of such solicitation may be.

All costs of this solicitation will be borne by Western Wind.

We will also pay the broker-dealers, banks or other nominee members of record of Western Wind their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares.

All dollar amounts in this Information Circular are in Canadian currency unless otherwise specified.

RECORD DATE

Our directors have set September 14, 2007 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting. Only shareholders of record at the close of business on September 14, 2007, who either attend the meeting personally or complete and deliver the Form of Proxy in the manner and subject to the provisions discussed below, will be entitled to vote or to have their shares voted at the Meeting.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the Form of Proxy as proxyholders are directors of Western Wind. A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper form of proxy. In either case, the completed proxy must be delivered to the office of Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC V6C 3B9, not less than 48 hours (excluding Saturdays and holidays) before the time fixed or any adjournment thereof at which the Proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing, duly executed by the shareholder or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered to our registered office, Suite 1925 – 700 West Georgia Street, Vancouver BC V7Y 1A1, at any time up to and including the last business day that precedes the day of the Meeting or, if adjourned, the day that precedes any reconvening thereof, or to the Chairman of the Meeting, on the day of the Meeting or, if adjourned, any reconvening thereof, or in any manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

If the Form of Proxy is completed, signed and delivered as prescribed above, the persons named as proxyholders in the Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. The Form of Proxy confers discretionary authority upon the proxyholders with respect to all other matters or variations to matters which may properly come before the Meeting or an adjournment thereof. As of the date of this Information Circular, we know of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting; however, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the Proxy.

If no choice is specified by a shareholder in the Form of Proxy with respect to a matter identified in the Form of Proxy or any amendment or variations to such matters, it is intended that the person designated by management in the Form of Proxy will vote the shares therein represented in favour of each matter identified on the Form of Proxy and for the nominees of management for directors and auditors.

BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own name. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Western Wind as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder’s name on the records of Western Wind. Such common shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Western Wind. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives an Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”). Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54- 101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents. If you are a Beneficial Shareholder, and Western Wind or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Western Wind has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy related materials directly to its NOBO’s. By choosing to send these materials to you directly, Western Wind (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. As a result, if you are a NOBO of Western Wind, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent. Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile. In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF’s received from Western Wind’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

Western Wind’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As September 14, 2007, there were a total of 25,850,859 common shares outstanding. Each common share entitles the holder thereof to one vote.

To the knowledge of our directors and executive officers the only parties who own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the votes attached to our issued and outstanding common shares are as follows:

Name	No. of Common Shares Owned	Percent of Class(2)
CDS & Co.(1)	14,942,600	57.8%
P.O Box 1038
Station A, 25 The Esplanade
Toronto, Ontario
M5W 1G5
Pacific Hydro International Pty Ltd.	6,000,000	23.2%
C/ Level 10, 474 Flinders Street
Melbourne, Victoria 3000
Australia

(1)	Management is unaware of the beneficial ownership of the shares registered in the above name although certain of these figures may include shares owned by management registered in brokerage houses.

(2)	The percentage is determined based on the number of outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, no director, executive officer, proposed management nominee, or any associate or affiliate thereof has any material interest, direct or indirect, by way of beneficial ownership of shares of Western Wind or otherwise in the matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

FIXING THE SIZE OF THE BOARD OF DIRECTORS

It is intended that the number of directors to be elected by the shareholders be established at six (6). This requires the approval of the shareholders of Western Wind by an ordinary resolution which approval will be sought at the Meeting.

ELECTION OF DIRECTORS

At the Meeting, shareholders will be called upon to elect six (6) directors for the ensuing year or until their successors are duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Articles of Western Wind, or unless the director becomes disqualified to act. While management does not contemplate that any of its nominees will be unable to serve as a director, if any management nominee should become unavailable, the Form of Proxy will be voted for substitute nominees as may be nominated by management. Set forth below is information regarding each management nominee for election at the Meeting as a director of Western Wind:

Name and Present Position with Western Wind and Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Director Since	Approximate Number of Shares Beneficially Owned Directly or Indirectly as of the Date Hereof (4)
Jeffrey J. Ciachurski Coquitlam, BC Canada Chief Executive Officer and Director	CEO of Western Wind.	February 25, 1998	332,086
Claus Andrup (1) (3) Maple Ridge, BC Canada Director	President of Andrup & Associates, a public relations firm, since 1980.	February 25, 1998	166,666
Robert C. Bryce (1) (2) (3) Val-d’Or, Quebec Canada Director	President and director since 1996 of Abitex Resources, a public company trading on the TSX Venture Exchange.	October 25, 2000	341,866
J. Michael Boyd (2) Tucson, Arizona USA Director	President and director of Verde Resources Corporation since July 23, 2002.	February 11, 2005	140,000
Cash A. Long Bakersfield, California USA Director	Treasurer/CFO of Mogul Energy Corp., a private company, since March 1989.	July 22, 2005	596,666
V. John Wardlow (1) (2) (3) Surrey, BC Canada Director	Stunt Coordinator and Stunt Performer for Double Action Stunts Inc. since July 1980.	September 25, 2006	247,700

(1)	As at the date of this Information Circular, the members of the Audit Committee are V. John Wardlow, Claus Andrup and Robert C. Bryce.
(2)	Member of Compensation Committee.
(3)	Member of the Corporate Governance Committee.
(4)	Based on information provided by the Directors.

Western Wind does not have an executive committee of the Board.

On June 8, 2007, the British Columbia Securities Commission issued a management cease trade order (“MCTO”) which prohibited, among others, Jeffrey J. Ciarchurski, Claus Andrup, Robert Bryce, J Michael Boyd, Cash A. Long, James Henning and V. John Wardlow from trading in the securities of Western Wind. The MCTO was issued as a result of Western Wind’s failure to file, within the prescribed time period, its audited financial statements on time for the year ended January 31, 2007. As of the date of this Information Circular, the order has been revoked by the British Columbia Securities Commission.

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by Western Wind in developing our corporate governance policy (the “Corporate Governance Policy”). Our approach to corporate governance is set out below.

Board of Directors

Our Board currently consists of six (6) directors: Robert C. Bryce, the Chairman of the Board, Jeffrey J. Ciachurski, our Chief Executive Officer, Cash A. Long, Claus Andrup, J. Michael Boyd and V. John Wardlow.

The Guidelines suggest that the board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors. A director is independent if the individual has no direct or indirect material relationship with Western Wind which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the Board or a committee of the Board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of Western Wind or any of its subsidiaries is considered to have a material relationship with Western Wind.

Of our current Board the following members are independent: Robert C. Bryce, V. John Wardlow and Claus Andrup. The following members are not independent: Jeffrey J. Ciachurski, Cash A. Long and J. Michael Boyd. Mr. Ciachurski is not independent as he is the Chief Executive Officer of Western Wind. Mr. Long is not independent as he receives consulting fees from Verde Resources Corporation (“Verde”), a wholly owned subsidiary of Western Wind. Mr. Boyd is not independent as he is the President of Verde.

Directorships

The following table sets forth the directors of Western Wind who currently serve as directors of other reporting issuers:

Name of Director	Other Reporting Issuers

Robert C. Bryce	Abitex Resources Inc., Western Wind Energy Corp., Tagish Lake Gold
Corp., Kalahari Resources Inc., Alexis Minerals Corp., Scorpio Mining
Corporation, Journey Unlimited Omni Brand Corporation

Orientation and Continuing Education

Western Wind does not have a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with our operations and the current directors and members of management. Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board has not yet adopted a formal written Code of Business Conduct and Ethics. In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct.

Nomination of Directors

The Board selects new nominees to the Board, following the guidelines set out in the Corporate Governance Policy. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the CEO.

Compensation

The Compensation Committee is responsible for determining compensation for the directors and the CEO. The process of determining compensation involves the Compensation Committee reviewing recommendations by management, assessing and identifying comparables and reviewing the circumstances under which compensation is warranted. Following such considerations, the Committee recommends to the Board for approval the compensation of the CEO, senior executive officers and directors, including any grants of stock options.

Other Board Committees

Western Wind does not have any standing committees other than the Audit Committee, Compensation Committee and the Corporate Governance Committee. For details on the Audit Committee please refer to the “Audit Committee” section.

Compensation Committee

The Compensation Committee responsibilities include duties to assess and make recommendations regarding Western Wind’s compensation, benefits, short term and long term incentive programs, including recommending to the Board of Directors the compensation of Western Wind’s senior officers, including the Chief Executive Officer. The Compensation Committee also reviews and monitors Western Wind’s compensation arrangements and practices to ensure consistency between the performance of the senior officers and Western Wind, as compared to the objectives and goals of Western Wind. The Compensation Committee also oversees the administration and grant of award of discretionary bonus under Western Wind’s Equity Compensation Award Plan.

The Compensation Committee consists of three (3) directors, who are appointed annually by the Board of Directors. A majority of the members of the members of the Compensation Committee are to be independent directors. The Compensation Committee is currently comprised of Messrs. J. Michael Boyd, V. John Wardlow and Robert C. Bryce. Meetings of the Compensation Committee to discharge the foregoing duties and responsibilities are held periodically, and at least once a year. Special meetings may be convened as required upon the request of the Compensation Committee or the Chief Executive Officer.

The Compensation Committee may invite such directors, officers or employees of Western Wind, and any independent compensation consultant, as it may see fit, to attend its meetings and take part in the discussion and consideration of the affairs of the Compensation Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and supervision of Western Wind’s approach to corporate governance issues. The Corporate Governance Committee will assist the Board in developing corporate governance guidelines, including the constitution and independence of the Board, and make recommendations to the Board with respect to corporate governance practices.

The Corporate Governance Committee consists of three (3) directors, who are appointed annually by the Board of Directors. A majority of the members of the Corporate Governance Committee are to be independent directors. The Compensation Committee is currently comprised of Messrs. Claus Andrup, Robert C. Bryce and V. John Wardlow.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on our size, our stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The entire Board is responsible for selecting new directors and assessing current directors. A proposed director’s credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director’s nomination.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to Western Wind for the fiscal years ended January 31, 2007, January 31, 2006 and January 31, 2005 in respect of our Chief Executive Officer, Jeffrey J. Ciachurski, our Chief Financial Officer, James Henning, our former Chief Financial Officer, Cash A. Long and J. Michael Boyd. Western Wind had no other compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of January 31, 2007 and whose total salary and bonus exceeded $150,000 during our most recently completed financial year.

The following table summarizes the compensation paid during the last three fiscal years to Messrs. Ciachurski, Henning, Long and Boyd (the “Named Executive Officers”).

Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($) (2)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards		Payouts LTIP Payouts ($)
					Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions (#)
Jeffrey J. Ciachurski (1) Chief Executive Officer	2007	Nil	234,080	45,808	50,000	Nil	Nil	417,723
	2006	Nil	700,000 (5)	Nil	Nil	Nil	Nil	131,725
	2005	Nil	Nil	Nil	Nil	Nil	Nil	142,200
James Henning (3) Chief Financial Officer	2007	Nil	Nil	23,576	50,000	Nil	Nil	178,540
	2006	Nil	Nil	Nil	250,000	Nil	Nil	117,128
Cash A. Long (4) Former Chief Financial Officer	2007	Nil	Nil	Nil	50,000	Nil	Nil	156,426
	2006	Nil	338,687	Nil	Nil	Nil	Nil	77,412
	2005	Nil	Nil	Nil	Nil	Nil	Nil	39,297
J. Michael Boyd (6) President of Verde and Mesa Wind	2007	Nil	100,000	Nil	50,000	Nil	Nil	66,000
	2006	Nil	175,000 (5)	Nil	Nil	Nil	Nil	86,825
	2005	Nil	Nil	Nil	Nil	Nil	Nil	93,290

(1)	Mr. Ciachurski has served as our Chief Executive Officer from incorporation until February 15, 2002 and from July 23, 2003 to present.
(2)	Paid pursuant to consulting agreements. See “Management Contracts” below.
(3)	Mr. Henning was appointed our Chief Financial Officer on September 6, 2005.
(4)	Mr. Long served as our Chief Financial Officer for Western Wind from February 15, 2002 to September 6, 2005.
(5)

At the 2005 annual and special meeting, disinterested shareholders approved the bonus, payable by the issuance of 426,830 shares at a deemed price of $1.64 per share to Mr. Ciachurski and the bonus payable to Mr. Boyd by the issuance of 182,930 shares at a deemed price of $1.64 per share. The issuance is subject to an escrow agreement that provides for the release of the shares in 25% increments upon initial TSX Venture Exchange Approval and the remaining balance over an 18 month period.

(6)	Mr. Boyd, a director of Western Wind, is also a director and the President of both Verde Resources Corporation and Mesa Wind Power Corporation, both subsidiaries of Western Wind.

Options and Share Appreciation Rights

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during the year ended January 31, 2007:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	|Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Jeffrey J. Ciachurski	50,000	5.9%	$1.23	$1.45	September 25, 2011
James Henning	50,000	5.9%	$1.23	$1.45	September 25, 2011
Cash A. Long	50,000	5.9%	$1.23	$1.45	September 25, 2011
J. Michael Boyd	50,000	5.9%	$1.23	$1.45	September 25, 2011

Aggregated Option/ SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/ SAR Values

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during the fiscal year ended January 31, 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable / Unexercisable	Value of Unexercised in the Money Options at Financial Year-End ($) (1) Exercisable / Unexercisable
Jeffrey J. Ciachurski	Nil	Nil	225,000/25,000 (2)	Nil/Nil
James Henning	Nil	Nil	275,000/25,000 (2)	Nil/Nil
Cash A. Long	Nil	Nil	25,000/25,000 (2)	Nil/Nil
J. Michael Boyd	Nil	Nil	25,000/25,000 (2)	Nil/Nil

(1)	The closing price of Western Wind’s shares on January 31, 2007, the last day of the fiscal year on which Western Wind’s shares traded, was $1.00.
(2)	Incentive Stock Options.

Termination of Employment, Change in Responsibilities and Employment Contracts

Western Wind does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer’s employment, a change of control of our company or any of our subsidiaries or a change in the Named Executive Officer’s responsibilities following a change in control, which entitle a Named Executive Officer to receive an amount, including all period payments or installments, exceeding $100,000 from Western Wind or our subsidiaries. See “Management Contracts”.

Compensation of Directors

Other than as described elsewhere in the Information Circular, there were no arrangements during the most recently completed financial year under which our directors were compensated by Western Wind or our subsidiaries for their services in their capacity solely as directors. See “Management Contracts”. Directors and officers have been and may be granted stock options from time to time.

During the year ended January 31, 2007, Claus Andrup, one of our directors, was paid a fee of $25,000 for his services for acting as a board member and as a member of the Compensation Committee.

Robert C. Bryce, one of our directors, was paid $10,000 for his services for acting as a board member and a member of the Audit Committee and Compensation Committee.

V. John Wardlow, one of our directors, was paid $5,500 for his services for acting as a board member and a member of the Audit Committee and Compensation Committee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of Western Wind’s financial year ended January 31, 2007, all information required with respect to compensation plans under which equity securities of Western Wind are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	2,675,000 (1)	$1.47	2,077,150 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	2,675,000	$1.47	2,077,150

(1)	Options outstanding which have been granted pursuant to Western Wind’s Stock Option Plan.
(2)

As at January 31, 2007, 2,077,150 shares remained available for issuance under our current Stock Option Plan. Western Wind is seeking disinterested shareholder approval to increase the number of shares issuable under Western Wind’s Stock Option Plan. See “Particulars of Other Matters to be Acted Upon – Amendment to Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

Except as disclosed below, no executive officers, directors, employees or former executive officers, directors and employees of Western Wind or any of our subsidiaries are indebted to Western Wind or any of our subsidiaries as at August 31, 2007. The following table sets out, as at August 31, 2007, the indebtedness of all executive officers, directors, employees or former executive officers, directors and employees to Western Wind or any of our subsidiaries:

AGGREGATE INDEBTEDNESS ($)
Purpose	To the company or its Subsidiaries	To Another Entity
Share purchases	Nil	N/A
Other	$89,796 (1)	N/A

(1)	This amount is classified as being owed by Paul Woodhouse and Darlene Gillis, former directors of our subsidiary Eastern Wind Power Inc., to Eastern Wind Power Inc.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the Financial Statements, no informed person of Western Wind, any proposed director of Western Wind, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Western Wind or any of our subsidiaries. An “informed person” means a director or executive officer of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it hold any of its securities.

APPOINTMENT OF AUDITORS

The persons named as proxyholders in the Form of Proxy intend to vote for the continued appointment of Ernst & Young, as our auditors at a remuneration to be fixed by the Board.

MANAGEMENT CONTRACTS

Pursuant to an agreement dated February 1, 2004, Mr. Ciachurski has received consulting fees of approximately $12,000 per month for the fiscal years ended 2006 and 2005. We paid Mr. Ciachurski $417,723 during the year ended January 31, 2007 for consulting and management services and he is reimbursed for his expenses. Mr. Ciachurski also received a CAD$234,080 bonus payment in shares during the fiscal year ended January 31, 2007. Mr. Ciachurski provides us with various services, including negotiating land acquisitions and leases, advising on regulatory matters related to the wind energy sector, negotiating power purchase and transmission agreements with utilities and prospective customers and negotiating our financing arrangements in Canada and the United States. See “Statement of Executive Compensation Summary Compensation Table”.

Pursuant to an agreement dated January 5, 1998, Western Wind engaged Mr. Ciachurski, as its Chief Executive Officer, to provide expertise in obtaining resource properties and financing for Western Wind and to provide services in managing our administrative affairs and the affairs of our subsidiaries. Mr. Ciachurski was paid a monthly fee of $2,500 for the fiscal years ended 2006 and 2005.

Verde has entered into a consulting agreement dated February 8, 2002 with Cash A. Long (the Secretary and Treasurer of Verde), which provides for fees of US$250 per full day devoted to our business and the reimbursement of all expenses incurred to provide the services. The agreement was extended until February 8, 2008. Mr. Long’s compensation was changed to approximately US$9,000 per month. The agreement also includes non-competition provisions prohibiting him from competing with our company for a period of two years from the termination of the agreement. The agreement, however, permits Mr. Long to continue to render his services to Mogul Energy, a business partly owned by Mr. Long, which carries on substantially the same business as ours in California. See “Statement of Executive Compensation Summary Compensation Table”.

We paid J. Michael Boyd, a director of Western Wind and the President of Verde, US$66,000 (US$6,000 was accounted for in the 2006 fiscal year in error) during the year ended January 31, 2007 for consulting and management services. Mr. Boyd is paid US$8,000 per month and is reimbursed for his expenses. Mr. Boyd also received a CAD$100,000 bonus payment in shares during the fiscal year ended January 31, 2007.

Since September 6, 2005, we have been paying CorpFinance Advisory Services Inc., a company controlled by James Henning, the Chief Financial Officer of Western Wind, a consulting fee of $15,000 per month plus reimbursement for expenses including rent. Mr. Henning, through his company, provides financial consulting services to Western Wind. See “Statement of Executive Compensation Summary Compensation Table”.

During the fiscal year ended January 31, 2007, an aggregate of $1,106,942 in cash compensation (not including bonuses) was paid to our directors and officers for consulting, project management, or management fees.

AUDIT COMMITTEE

The Audit Committee’s Charter

A copy of Western Wind’s Audit Committee Charter is attached as Schedule “B” to this Information Circular.

Composition of the Audit Committee

The following are currently the members of the Committee:

	Independent (1)	Financially Literate (1)
Robert C. Bryce	Y	Y
Claus Andrup	Y	Y
V. John Wardlow	Y	Y

(1)	As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Western Wind is relying on the exemption provided under Section 6.1 of MI 52–110 for venture issuers which exempts venture issuers from the requirements of Part 5 (Reporting Obligations) of MI 52-110. Part 5 requires that if management of an issuer solicits proxies from the shareholders for the purpose of electing directors, the issuer must include a cross-reference to the issuer’s AIF that contains additional information about the qualifications of its directors. Western Wind has not filed an AIF.

Relevant Education and Experience

Mr. Bryce is the Chairman of Western Wind and has a Masters Degree in Business Administration and has had gained financial literacy through his years of experience serving as a director of other reporting companies. Mr. Andrup has gained financial literacy through his years of experience serving as a director of other reporting companies. Mr. Andrup is also a director and treasurer of several organizations, the most recent being The Maple Ridge Historical Society. Mr. Wardlow has gained financial literacy throughout his professional career, including his years of experience serving as a director of another reporting company, as a Business Agent for the Directors Guild of Canada, BC Branch and as a former restaurant owner.

Each audit committee member has had extensive experience reviewing financial statements. Each member has an understanding of Western Wind’s business and has an appreciation for the relevant accounting principles for that business.

Audit Committee Oversight

At no time since the commencement of Western Wind’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of Western Wind’s most recently completed financial year has Western Wind relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by Western Wind’s external auditors in each of the last two fiscal years for audit service fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
January 31, 2007	$400,000	Nil	$37,500	Nil
January 31, 2006	$250,000	Nil	$22,500	Nil

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Phase II of the Settlement Agreement

On June 8, 2007, Western Wind announced that it had entered into an agreement in principle with Pacific Hydro Pty Limited (“PHL”) to settle all outstanding matters between the parties and which would result in the cessation of all legal actions between the parties. PHL controls voting rights over 19.99% of Western Wind’s common shares and is an “insider” by virtue of these holdings, making certain transactions between PHP and Western Wind “related party transactions”. Since entering into the agreement in principle, the parties have continued negotiating and prepared substantially all of the formal documentation required to complete the agreement (the “Settlement Agreement”). It is anticipated that the final Settlement Agreement will be signed after mailing of this circular but before the meeting. The settlement involves, among other things, the renegotiation of certain terms of the loan between the parties (as described below) which enabled Western Wind to acquire its Mesa Wind Farm in California.

Generally, shareholder approval of the Settlement Agreement would be required because it will be a “related party transaction” within the meaning of Ontario Securities Commission Rule 61-501 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (the “OSC Rule”). The OSC Rule has been adopted by the TSX Venture Exchange as Policy 5.9 Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions (“Policy 5.9”) . We are exempt from the valuation requirement set out in the OSC Rule on the basis that our securities are listed only on the TSX Venture Exchange (the “Exchange”). The valuation exemption is set out in paragraph 3 (Issuer Not Listed on Specified Markets) of section 5.5 of the Rule. In addition, the Exchange has waived the requirement to obtain shareholder approval for the Settlement Agreement and, as such, we do not need to obtain shareholder approval for the Settlement Agreement.

Unless specified otherwise, references in this section to PHL refers to and includes PHL as well as its subsidiaries and references to Western Wind refers to and includes Western Wind and its subsidiaries.

Background of the Mesa Wind Farm

On July 25, 2006, Western Wind announced that it had acquired, by means of a merger with a wholly-owned subsidiary, certain assets comprising a wind electrical generating facility located in the San Gorgonio Pass area near Palm Springs, California. The facility has been in existence since 1984 and had been managed until the time of the acquisition by a joint venture called Mesa Wind Developers. Western Wind arranged for financing of the Acquisition from PHL, the parent company of Pacific Hydro International Pty Ltd. (“PHIP”), which is a major shareholder of Western Wind.

The arms length vendors in the acquisition were the shareholders of PAMC Management Corporation (“PAMC”), a Colorado corporation. At closing, PAMC purchased certain other assets of the joint venture from AltaMesa Energy, LLC, a Colorado limited liability company, Mesa Wind Developers, a California joint venture, Enron Wind Systems, LLC, a California limited liability company, Zond-PanAero Windsystem Partners I, a California limited partnership and Zond-PanAero Windsystem Partners II, another California limited partnership. PAMC’s assets on closing comprised Rights-of-Way from the Bureau of Land Management, Power Purchase and Interconnector Agreements with Southern California Edison (SCE”), roads, substation, a building and other infrastructure, and approximately 460 circa 1984 V-15 Vestas (65KW) wind turbines (collectively, the “Mesa Wind Project”). The cost of acquiring the Mesa Wind Project was US$13.4 million.

The Mesa Wind Project, owned by Western Wind’s subsidiary Mesa Wind Power Corporation (“MWP”), is considered to be one of its principal assets.

The Loan by PHL to Western Wind

PHL provided a short term loan to Western Wind in the amount of US$13.4 million (the “Loan”). The Loan had no equity or voting components, but allowed PHL (but did not obligate PHL) to participate in a proposed financing to repay the Loan. The original interest rate was LIBOR plus 6% with the repayment date as December 31, 2006. Certain assets and shares comprising the Mesa Wind Project represented PHL’s sole security for the Loan.

PHL became a “related party” of Western Wind as a result of PHIP participating in certain Western Wind private placements. Pursuant to the terms of an Exclusivity Deed dated October 20, 2005 made between Western Wind and PHL, PHL agreed to subscribe for up to 5,000,000 units of Western Wind at a price of $1.50 per unit. Upon completion of the 5,000,000 unit private placement and two other private placements totalling 1,000,000 units, PHIP held 26% of the issued and outstanding shares of Western Wind. PHIP undertook to the Exchange that it would not vote any more than 19.99% of any voting securities of Western Wind until the change of control was approved by shareholders. Shareholders defeated the motion creating a Control Person at the AGM held on September 25, 2006.

Background of the Litigation between Western Wind and PHL

The relationship between Western Wind and PHL deteriorated during the spring and summer of 2006 as they worked together to develop the Steel Park Project to be located in Mohave County, Arizona. The plans for this project were advanced to the stage that a turbine supply agreement was entered into with Mitsubishi Power Systems Inc. that provided for the purchase of 15 one megawatt wind turbines. Western Wind contributed US$3.3 million in reservation payments and PHL contributed approximately US$11 million and a letter of credit to finance the purchase. The turbines were subsequently shipped by Mitsubishi to the United States and are currently located in storage at Fontana, California. By September 2006, certain project development issues remained unresolved between the parties and the project stalled. The project, under the current encumbrances, is not considered to be economically viable and the parties are seeking to have the turbines liquidated as soon as possible to recover their investment.

Complicating matters further was the pending shareholder approval issue that would allow PHL to become a Control Person and to exercise voting rights on all of the shares that they own of Western Wind, and not just 19.99% of the issued and outstanding shares of Western Wind. As mentioned previously, the motion to approve the creation of a Control person was defeated at the September 2006 meeting.

PHL filed a Statement of Claim on November 3, 2006 demanding, among other things, that Western Wind transfer at least a portion of its interest in the Mesa Wind Project (and subsequently all of Western Wind’s interests) to PHL as a result of not receiving shareholder approval for the issue of shares to PHL in a form contemplated by PHL, and, ultimately, the failure to repay the Loan. Western Wind filed a Statement of Defence claiming, among other things, that PHL, as a result of their actions, had effectively prevented Western Wind from securing financing to allow repayment of the Loan by Western Wind.

On November 8, 2006, Pacific Hydro filed a Statement of Claim taking the position that, among other things, the Exclusivity Deed entered into by the parties in October 2005 required Western Wind to redeem or otherwise repurchase at a price of $1.50 per share not less than 4,333,333 common shares acquired by PHL in the private placements. Western Wind filed a Statement of Defence and Counterclaim maintaining that the private placement was made pursuant to a subscription agreement that did not provide for any redemption or other repurchase right and that the terms of the Exclusivity Deed, if it were still in effect, were superseded by the subscription agreement.

PHL filed a third Statement of Claim in Melbourne Australia on December 8, 2006 seeking, among other things, enforcement of the Alliance Agreement signed by the parties in January 2006. PHL believes that the Alliance Agreement provides them with certain rights to participate in the development of Western Wind’s existing or proposed wind farms in Kern and Riverside Counties, California and the ability to prevent Western Wind from encumbering or selling the real estate or assets comprising these projects. Western Wind filed a Statement of Defence claiming, among other things, that Western Wind had the right to secure loans or sell the real estate or assets comprising the projects, and that any rights granted to PHL pursuant to the Alliance Agreement were subject, in each case, to the negotiation of a definitive joint venture agreement.

The Proposed Terms of the Settlement

The proposed settlement represents a negotiated compromise by all parties that, if the Loan is paid out, will allow Western Wind to retain ownership of the Mesa Wind Project and, with other investors, continue as a viable entity in the wind energy business. If the Loan, plus any accrued but unpaid interest and less any amount that is credited to us as a result of the Phase I portion (set out below) (the “Settlement Amount”), is not repaid within the prescribed period of time, the disposition could result in a transfer of the Mesa Wind Project to PHL, a significant asset comprising substantially all of Western Wind’s current revenue-producing assets.

The proposed settlement is divided into two phases:

  Phase I will divide up the parties’ interests in Steel Park LLC. Certain assets of Steel Park, if determined to have been contributed by Western Wind, will be distributed to Western Wind. Western Wind will then transfer its interests in Steel Park to PHL, making Steel Park a wholly-owned subsidiary of PHL. Western Wind will receive credit against the Loan for up to US$3 million.

  Phase II will begin when Western Wind deposits all the outstanding shares of MWP with blank stock powers into an agreed escrow, along with directors’ resolutions intended to ensure MWP generally carries on and conducts its business in the ordinary course consistent with industry practice during Phase II.

  When Phase II begins, (a) the parties’ Alliance Agreement will terminate, (b) current claims between them will be released, with the exception of those pertaining to the Loan and related pledge and security agreements, (c) the pending Actions will be dismissed or discontinued, and (d) PHL will agree to sell its shares in Western Wind if an agreed strike price is reached.

  Phase II will close before the end of a 210 day period that commences on a date agreed to by the parties (the “Forbearance Period”), either by: (a) Western Wind paying the Settlement Amount, which includes both a reduction in principal and a lowered interest rate for the outstanding amount of the Loan or, failing such payment or upon a default by Western Wind in the other terms of the settlement agreement, (b) PHL taking the MWP shares in full satisfaction of the Loan. During the Forbearance Period, PHL and its subsidiaries and affiliates agree not to take any steps to enforce the Loan Agreement or related pledge and security agreements and the legal action relating to the Loan to acquire the Mesa Wind Project will be discontinued.

The board of directors held a directors meeting to review and approve the terms of the Settlement Agreement. Management of Western Wind has advised the board of directors that management determined that without a resolution of the legal actions as contemplated in the Settlement Agreement it will be impossible to obtain the financing required to repay the Loan. Management advised the directors that the litigation with PHL and the stalling of the Steel Park Project have put financial strains on the viability of Western Wind and if a resolution of these actions cannot be achieved, insolvency could result. After a review of the Settlement Agreement and all other related documents, the board of directors approved the terms of the Settlement Agreement.

We are seeking shareholder approval for the Phase II portion of the Settlement Agreement as this portion of the transaction may result, if we are unable to pay the Settlement Amount within the prescribed period of time, in us losing our entire interest in the Mesa Wind Project. As the Mesa Wind Project represents substantially all of our revenues and a significant portion of our assets, the potential loss of this asset may be considered as a disposition of “all or substantially all of our assets or undertaking” and, as such, requires approval of the shareholders by a majority of at least 2/3 of our shareholders who are entitled to vote at the Meeting. Accordingly, at the Meeting, shareholders will be asked to consider and, if thought appropriate, to pass a special resolution, with or without amendment, approving the Phase II of the Settlement Agreement Resolution set out in Schedule ”A” to this Information Circular.

Dissent Rights

Pursuant to the Business Corporations Act (British Columbia) (the “BCA”) shareholders have the right to dissent, under Division 2 of Part 8 of the BCA, in respect of the disposition of all or substantially all of our assets or undertaking, which may result if we fail to repay the Loan within the prescribed period of time and, therefore, lost the Mesa Wind Project. The following summary of dissent right sunder the BCA is not a comprehensive description of the procedures to be followed in connection with the exercise of these dissent rights. The summery is qualified in its entirety by reference to the full text of Division 2 or Part 8 of the BCA which is set out in Schedule “C” of this information circular and incorporated herein by reference. Shareholders who intend to exercise dissent rights should seek legal advice and carefully consider and comply with the provisions of the dissent rights. Failure to comply with the dissent rights provisions and to adhere to the procedures established therein may result in the loss of the dissent rights in respect of the resolution to approve Phase II of the Settlement Agreement.

If Phase II of the Settlement Agreement is approved, any shareholder who dissents in the required manner from the resolution approving Phase II of the Settlement Agreement (a “Dissenting Shareholder”) will be entitled to be paid by Western Wind the fair value of the shares immediately before the passing of the resolution approving the Phase II of the Settlement Agreement by the shareholders.

A shareholder intending to dissent in respect of the resolution to approve Phase II of the Settlement Agreement must send written notice of dissent to Western Wind at least two days before the Meeting and such written notice of dissent must otherwise strictly comply with the requirements of section 242 of the BCA, including setting forth details of the shareholders’ registered and/or beneficial ownership of shares. A vote against the resolution to approve the Phase II of the Settlement Agreement does not constitute notice of dissent under the BCA and a shareholder who votes in favour of the resolution to approve the Phase II of the Settlement Agreement will not longer be considered a Dissenting Shareholder in respect of the resolution to approve Phase II of the Settlement Agreement.

Dissenting Shareholders must send any written notices of dissent in respect of the resolution to approve the Phase II of the Settlement Agreement pursuant to the dissent rights under the BCA to Western Wind at its registered office at Suite 1925-700 West Georgia Street, PO Box 10037 Pacific Centre, Vancouver, BC V7Y 1A1.

Persons who are beneficial owners of shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent to the resolution approving Phase II of the Settlement Agreement should refer to the provisions of the BCA applicable to beneficial owners of the shares.

After the resolution to approve the Phase II of the Settlement Agreement is approved by the shareholders and if Western Wind notifies the Dissenting Shareholder of its intention to proceed in respect of the Phase II of the Settlement Agreement, the Dissenting Shareholder is then required, within one month after Western Wind gives such notice, to send to Western Wind or its transfer agent, for the shares, a written notice in compliance with section 244 of the BCA that the shareholder requires Western Wind to purchase all of the shares in respect of which the shareholder has given notice of dissent, together with the share certificate(s) representing those shares, whereupon the Dissenting Shareholder is bound to sell and Western Wind is bound to purchase those shares. Upon the Dissenting Shareholder giving such written notice, the Dissenting Shareholder loses all rights to vote, or exercise or assert any rights of a shareholder of Western Wind, in respect of the shares that are the subject of the written notice.

Section 246 of the BCA outlines certain events when the dissent rights will cease to apply where such events occur before payment is made to the Dissenting Shareholder of the fair value of the shares surrendered. In such events, the Dissenting Shareholder will be entitled to the return of the applicable share certificate(s), if any, and rights as a shareholder of Western Wind in respect of the applicable shares will be regained.

Amendment to Stock Option Plan

Shareholder approval for our current Stock Option Plan (the “Stock Option Plan”) was obtained at our annual and special general meeting held on September 25, 2006. The purpose of the Stock Option Plan is to encourage ownership of the common shares of Western Wind by persons (“Eligible Persons”) who are directors, senior officers and key employees of, as well as consultants and employees of management companies providing services to, Western Wind and/or our subsidiaries. Given the competitive environment in which we operate our business, the Stock Option Plan will assist us and our subsidiaries to attract and retain valued directors, senior officers, employees, consultants and management company employees.

We are seeking shareholder approval for an amendment to the Stock Option Plan, subject to the approval of the Exchange. Western Wind proposes to increase the number of shares issuable under the Stock Option Plan from 4,752,150 to the number equal to 20% of our issued and outstanding shares on October 25, 2007, or such other number of shares as may be permitted by the Exchange.

The Exchange requires shareholder approval of any stock option plan that, together with all of a company’s other previously established stock option plans or grants, could result at any time in the number of listed shares reserved for issuance under stock options exceeding 10% of the outstanding listed shares. The Exchange also requires that a company must obtain disinterested shareholder approval of stock options if, among other things, a stock option plan, together with all of a company’s previously established or proposed stock option grants, could result at any time in:

(a)	the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or

(b)	the grant to insiders, within a one year period, of a number of options exceeding 10% of the issued shares.

In such cases, a stock option plan must be approved by a majority of the votes cast by all shareholders at a general meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be issued under the stock option plan; and (ii) associates of insiders to whom options may be issued under the stock option plan. The people who are allowed to vote are referred to as “Disinterested Shareholders”. The term “insider” is defined in the Securities Act (British Columbia) and includes, among other persons, directors and senior officers of Western Wind and its subsidiaries and shareholders owning more than 10% of the voting securities of Western Wind.

As the Stock Option Plan, as amended, together with all of our company’s previously established or proposed stock option grants, could result in the circumstances described in paragraphs (a) and (b) above, we must obtain the approval of our Disinterested Shareholders for the amendment to the Stock Option Plan. For the purpose of the vote, all of the directors and officers of Western Wind and its subsidiaries and their associates will be considered insiders, such that they and their associates may not vote on the matter.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Amendment to Stock Option Plan Resolution set out in Schedule ”A” to this Information Circular. In order to be effective, the Amendment to Stock Option Plan Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders and approved by the Exchange.

Amendment to Performance Escrow Agreement

At the Meeting, disinterested shareholders will be asked to approve an ordinary resolution authorizing an amendment to the Performance Escrow Agreement dated for reference August 17, 1999, made among Western Wind, Pacific Corporate Trust Company, Jeffrey J. Ciachurski, Sam Hirji, Claus Andrup and Douglas Ramshaw, whereby an aggregate of 750,000 shares of Western Wind (the “Escrowed Shares”) were subject to the performance escrow release provisions as set out in B.C. Local Policy Statement 3-07. In connection with Western Wind’s change of business in 2002, Mr. Ramshaw transferred his 166,666 escrow shares to Robert C. Bryce. The Performance Escrow Agreement provided that any shares which have not been released from escrow after 10 years from the date of listing of Western Wind on the Exchange will be surrendered for cancellation. Western Wind was listed on the Exchange on December 23, 1999.

Western Wind wishes to amend the Performance Escrow Agreement to allow the Escrowed Shares to be converted from performance release shares to time-release shares. The amendment is subject to receipt of regulatory approval.

The current holders of the Escrowed Shares are as follows:

Escrow Holder	Number Of Escrow Shares
Jeffrey J. Ciachurski	166,668
Sam Hirji	250,000
Robert C. Bryce(1)	166,666
Claus Andrup	166,666
750,000

(1) Transferred from Douglas Ramshaw in 2002 in connection with Western Wind’s change of business.

The majority of the current escrow holders have been actively involved with Western Wind, in the case of Messrs. Ciachurski and Andrup, since its inception in January 1998, and in the case of Mr. Bryce, since 2000. Since the change of business in 2002, Western Wind has experienced growth, which growth was primarily due to the efforts and commitment of the Messrs. Ciachurski, Andrup and Bryce.

The Exchange policies permit issuers to convert the terms of their escrow agreements from a performance based regime to a time release regime. Western Wind may adopt the terms of the Exchange’s Form 5D (Escrow Agreement - Surplus Security) (the “Full Release Escrow Agreement”). As Western Wind is a Tier 2 Issuer, the Escrowed Shares will be released from escrow over six years on following basis: 5% of the original number of Escrowed Shares on the date which is 6, 12, 18 and 24 months from the date of Exchange approval (the “Exchange Approval Date”), and an additional 10% of the original number of Escrowed Shares will be released on date which is 30, 36, 42, 48, 54, 60, 66 and 72 months following the Exchange Approval Date. Subject to the procedural requirements in the Full Release Escrow Agreement, if Western Wind becomes a Tier 1 Issuer, the release schedule for its securities will be amended to comply with the applicable Tier 1 release schedule. Western Wind must obtain disinterested shareholder approval of the amendment to the release terms.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Full Escrow Release Amendment Resolution set out in Schedule ”A” to this Information Circular. In order to be effective, the Full Escrow Release Amendment Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders and approved by the Exchange. The escrow shareholders and their Affiliates and Associates (as those terms are defined in the Exchange policies) may not vote on the Full Escrow Release Amendment Resolution.

If our disinterested shareholders do not approve the amendment to the release terms of the Escrowed Shares to those provided for in the Full Release Escrow Agreement, we will seek disinterested shareholder approval for an amendment to the release terms of the Escrowed Shares to provide that only a portion of the Escrowed Shares will be eligible for release (the “Partial Release Escrow Agreement”) over a period equal to the term remaining on the Performance Escrow Agreement. As a result, the Escrowed Shares will be released from escrow over approximately two years on the following basis: 5% of the original number of Escrowed Shares on the date which is 6, 12, 18 and 24 months from the date of Exchange approval (the “Exchange Approval Date”). Because the term of the Partial Release Escrow Agreement will be approximately two years, the entire number of Escrowed Shares will not be eligible for release. Any Escrowed Shares that have not been released by the last release date will be cancelled. Subject to the procedural requirements in the Partial Release Escrow Agreement, if Western Wind becomes a Tier 1 Issuer, the release schedule for its securities will be amended to comply with the applicable Tier 1 release schedule. Western Wind must obtain disinterested shareholder approval of the amendment to the release terms.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Partial Escrow Release Amendment Resolution set out in Schedule ”A” to this Information Circular. In order to be effective, the Partial Escrow Release Amendment Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders and approved by the Exchange. The escrow shareholders and their Affiliates and Associates (as those terms are defined in the Exchange policies) may not vote on the Partial Escrow Release Amendment Resolution.

ADDITIONAL INFORMATION

Additional information concerning Western Wind is available on SEDAR at www.sedar.com. Financial information concerning Western Wind is provided in Western Wind’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended January 31, 2007 are also available on SEDAR.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING; HOWEVER, SHOULD ANY OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE FORM OF PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

THIS INFORMATION CIRCULAR HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF WESTERN WIND.

BY ORDER OF THE BOARD OF DIRECTORS

“James Henning”

James Henning, Chief Financial Officer

SCHEDULE “A”

SHAREHOLDERS’ RESOLUTIONS

PHASE II OF THE SETTLEMENT AGREEMENT RESOLUTION

“BE IT RESOLVED as a special resolution, with or without amendment, that:

1.	Phase II of the Settlement Agreement as described in Western Wind’s Information Circular dated September 26, 2007 be and is hereby approved, subject to regulatory approval.

2.

Any one of the directors or officers of Western Wind is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director, to give effect thereto.”

AMENDMENT TO STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED as an ordinary resolution of the Disinterested Shareholders, with or without amendment, that:

1.

The maximum number of common shares of Western Wind reserved for issuance under the Stock Option Plan be increased from 4,752,150 to the number equal to 20% of issued and outstanding common shares as at October 25, 2007.

2.

The Board of Directors be authorized on behalf of Western Wind to make any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of our Shareholders, in order to ensure adoption of the Stock Option Plan.

3.

Any one director of Western Wind be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary to desirable to give effect to this resolution, including making any amendments to the Stock Option Plan as may be required by regulatory authorities, without further approval of our shareholders.”

FULL ESCROW RELEASE AMENDMENT RESOLUTION

“BE IT RESOLVED, as an ordinary resolution of Disinterested Shareholders, that:

1.

The Performance Escrow Agreement be amended to provide that the formula for releasing shares from escrow be converted from a performance based formula to a time based formula on the terms provided for in the Full Release Escrow Agreement or on such other terms acceptable to the regulatory authorities having jurisdiction over Western Wind.

2.

Any one of the directors or officers of Western Wind is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director, to give effect thereto.”

PARTIAL ESCROW RELEASE AMENDMENT RESOLUTION

“BE IT RESOLVED, as an ordinary resolution of Disinterested Shareholders, that:

1.	The Performance Escrow Agreement be amended to provide that the formula for releasing shares from escrow be converted from a performance based formula to a time based formula on the terms provided for in the Partial Release Escrow Agreement or on such other terms acceptable to the regulatory authorities having jurisdiction over Western Wind.

2.

Any one of the directors or officers of Western Wind is hereby authorized and directed to do all such things as may be necessary or desirable, in the opinion of such officer or director, to give effect thereto.”

IMPLEMENTATION RESOLUTION

“BE IT RESOLVED, as an ordinary resolution, that the directors of Western Wind be and are hereby authorized and empowered to refrain from implementing any of the resolutions set out in Schedule “A” to Western Wind’s Information Circular dated September 26, 2007 should they consider, in their sole discretion, that the implementation of such resolution(s) is not in the best interests of Western Wind.”

SCHEDULE “B”

WESTERN WIND ENERGY CORP.

(the “Company”)
AUDIT COMMITTEE CHARTER

(Dated for Reference May 15, 2006)

MANDATE

The audit committee (the “Committee”) will assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reporting process, the system of internal control and the audit process.

COMPOSITION

The Committee shall be comprised of at least three members. Each member must be a director of the Company. A majority of the members of the Committee shall not be officers or employees of the company or of an affiliate of the Company. At least one member of the Committee shall be financially literate. All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of this Audit Committee Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership. The Chair shall be financially literate.

MEETINGS

Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly. Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours’ advance notice of each meeting and the matters to be discussed at it. Notice may be given personally, by telephone, facsimile or e-mail.

The external auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting. On request by the external auditor, the Chair shall call a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company. A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A member may participate in a meeting of the Committee by a communications medium other than telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately. In addition, the Committee should meet with the external auditor and management annually to review the Company’s financial statements.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities. The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

RESPONSIBILITIES AND DUTIES

Financial Accounting and Reporting Process and Internal Controls

The Committee is responsible for reviewing the Company’s financial accounting and reporting process and system of internal control. The Committee shall:

(a)

Review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements.

(b)

With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors and have meetings with the Company’s auditors without management present, as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

(c)	Review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

(d)

Review and satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

(e)

Review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws, before the Company publicly discloses this information.

(f)

Meet no less frequently than annually with the external auditors and the Chief Financial Officer to review accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deem appropriate.

(g)

Inquire of management and the external auditors about significant financial risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

(h)	Review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

(i)	Establish procedures for:

	(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

	(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Audit

External Auditor
The Committee has primary responsibility for the selection, appointment, dismissal and compensation and oversight of the external auditors, subject to the overall approval of the Board of Directors. In carrying out this duty, the Committee shall:

(a)	Require the external auditor to report directly to the Committee.

(b)

Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment as the external auditor for the ensuing year and the compensation for the external auditors, or, if applicable, the replacement of the external auditor.

(c)	Review, annually, the performance of the external auditor.

(d)	Review and confirm the independence of the external auditor.

(e)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the external auditor and former independent external auditor of the Company.

(f)	Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.

Audit and Review Process and Results

The Committee is directly responsible for overseeing the work by the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company. The Committee shall:

(a)	Review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

(b)	Review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(c)

Obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information with GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment.

(d)	Ensure that all material written communications between the Company and the external auditors are sent to the Committee.

(e)	Review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(f)	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

Other

(a)	Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(b)	Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

(c)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

AUTHORITY

The Committee is authorized to:

(a)	to seek any information it requires from any employee of the Company in order to perform its duties;

(b)	to engage, at the Company’s expense, independent legal counsel or other professional advisors on any matter within the scope of the role and duties of the Committee under this Charter;

(c)	to set and pay the compensation for any advisors engaged by the Committee; and

(d)	to communicate directly with the internal and external auditors of the Company.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee.

SCHEDULE “C”

Division 2 — Dissent Proceedings

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1), (a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.